Place Technology
Sponsored (demo) ·

✅ Proven leadership team
✅ Great product
✅ Award-winning culture

Place Technology is raising money from new investors like you. See the terms and learn more on Wefunder.... **See More**


January 2020
Product Launch & First Sales
November 2020
4,400% Revenue Growth YTD
March 2021
#3 in our Category High Performer on G2
See terms on WEFUNDER
place.
High Performer
SPRING
2021

WEFUNDER.COM

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